FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

                                   KHAN FUNDS
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION

        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of the Notification of Election.

                                    SIGNATURE

        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Houston and the State of Texas on the 30th day of June 1997.

                                   KHAN FUNDS

                                  By: /s/ S.A.D. Khan
                                      Sardar A.D. Khan, President

Attest:

/s/ S.D. Khan
Shahwar D. Khan, Secretary